June 17, 2019

Erxin Zeng
Chief Executive Officer
Golden Bull Ltd
707 Zhang Yang Road
Sino Life Tower, F35
Pudong, Shanghai, China 200120

       Re: Golden Bull Ltd
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38421

Dear Mr. Zeng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects, page 65

1. Please revise your future filings to provide a discussion of your financial condition and changes in financial condition as required by Item 303(a) of Regulation S-K and Item 5 of
      Form 20-F.
Key Operating Metrics, page 69

2. We note your disclosure of the reinvestment rate of existing lenders and re-borrowing rate for existing borrowers that you have identified as Key Operating Metrics. Please provide us with the calculations for the disclosed measures and explain why you believe your calculation is appropriate to explain the reinvestment rate of lenders and the re-borrowing rate. Please also revise your future filings to clearly disclose how these measures are calculated.
 Erxin Zeng
FirstName LastNameErxin Zeng
Golden Bull Ltd
Comapany NameGolden Bull Ltd
June 17, 2019
June 17, 2019 Page 2
Page 2
FirstName LastName
Item 6. Directors, Senior Management and Employees, page 85

3. We note disclosure on page 86 that Ms. Jing Leng has been serving as your Chief
         Financial Officer since June 25, 2018. Additionally, we also note that Ms. Leng also serves as the financial manager of China Rapid Finance Limited (China Rapid). Please tell us and revise your future filings to address the following:

             Disclose the amount of time Ms. Leng devotes to Golden Bull Limited and any associated risks related to her employment with China Rapid; Disclose the extent to which you deem China Rapid to be a competitor; and
             Disclose any potential conflicts of interest and how you manage them.
Item 15. Controls and Procedures, page 105

4. Please tell us and revise future filings to clearly identify each material weakness and to provide additional detail regarding how the deficiency in internal control in each material weakness impacted financial reporting.
5. Please tell us how you concluded that your disclosure controls and procedures were effective as of December 31, 2018, considering that your internal control over financial reporting was not effective as of this date due to the significant deficiencies and material weaknesses identified. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. Please refer to
         Sections II.D and E of SEC Release 33-8238. If appropriate, please amend your Form 20-
         F to revise your conclusion regarding your disclosure controls and procedures.
Note 7 - Taxes, page F-19

6. We note that you have recognized a $810,863 deferred tax asset at December 31, 2018 related to net operating losses which can be carried forward for five years. We also note cumulative losses since your inception in 2015 and disclosure that you believe that a valuation allowance is not necessary because there will be sufficient operating income generated in future years. In determining the need for a deferred tax asset valuation
         allowance and considering the guidance in paragraphs 21   23 of ASC
740-10-30,
         forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

         Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2018. Your analysis should include but not be limited to:
 Erxin Zeng
Golden Bull Ltd
June 17, 2019
Page 3
          An analysis of your historical taxable or US GAAP income, projected future tax or US
          GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.
          For your projections of future tax or US GAAP income, please:
          o   identify the most significant inputs and assumptions,
          o provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
          o provide specific evidence which supports the inputs and assumptions, and
          o provide a sensitivity analysis using reasonably likely alternatives for key assumptions.
          An analysis comparing actual versus forecasted taxable income or US GAAP income for the interim period to date explaining the reasons for any significant differences.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



                                                           Sincerely,
FirstName LastNameErxin Zeng
                                                           Division of
Corporation Finance
Comapany NameGolden Bull Ltd
                                                           Office of Financial
Services
June 17, 2019 Page 3
cc:       Jing Leng
FirstName LastName